Exhibit 99.1

NewsRelease

TransCanada’s Mountaineer XPress project placed into service,
Gulf XPress reaches partial in-service

HOUSTON, Texas - March 1, 2019 - News Release - TransCanada Corporation (TSX: TRP) (NYSE: TRP) (TransCanada) today announced the Federal Energy Regulatory Commission (FERC) has approved the full in-service of its Mountaineer XPress (MXP) project, allowing the company to increase the flow of gas on MXP and begin operating its Gulf XPress (GXP) project. The projects are a vital link between Appalachian natural gas supplies and growing markets in the U.S. and beyond.

“Mountaineer XPress and Gulf XPress are extremely important to TransCanada as they provide much-needed takeaway capacity for our customers, while also growing our extensive footprint in the Appalachian Basin,” said TransCanada President and Chief Executive Officer Russ Girling. “Both projects will also deliver attractive long-term returns and stable cash flow for our shareholders.”

Designed to deliver clean, affordable, domestically produced natural gas, MXP is comprised of 170 miles of 36-inch-diameter pipeline, three new compressor stations, and modifications to three existing compressor stations - representing an investment of approximately US$3.2 billion. The pipeline is capable of transporting 2.7 billion cubic feet of natural gas per day to the TCO Pool and Leach markets on the Columbia Gas Transmission System. MXP is underpinned by long-term contracts with customers.

Partial in-service of the approximately US$600-million GXP project includes placing into service four new compressor stations located in Kentucky, Tennessee and Mississippi. Together, these facilities will provide additional capacity of 530,000 million cubic feet of natural gas per day on the Columbia Gulf Transmission System, which equates to approximately 60 percent of the project’s total capacity. GXP is also underpinned by long-term contracts with customers and is expected to be placed into full service in the coming weeks.

Since 2015, representatives of MXP and GXP have worked closely with federal regulators, landowners and numerous state and local officials to ensure they were a part of the process from construction to completion. The projects created significant job opportunities and will generate millions of dollars in taxes and other economic benefits for the counties they cross into the future.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 92,600 kilometres (57,500 miles), connecting major gas supply basins to markets across North America. TransCanada is a leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in more than 6,600 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends approximately 4,900 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media.

FORWARD-LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect",

"believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Fourth Quarter 2018 Financial Highlights release and 2018 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

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